

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

April 10, 2008

Mr. Robert Vivacqua
President, Director and Chief Financial Officer
Trimax Corporation
2 Lombard Street, Suite 204
Toronto Ontario, M5C-1M1

      Re: **Trimax Corporation**
               Form 10-KSB for the Fiscal Year ended
               September 30, 2006 as amended
               Filed January 18, 2007
               Form 10-QSB for the Quarter ended
               December 31, 2006 as amended
               Filed February 20, 2007
               Correspondence submitted August 8, 2007
               File No. 0-32479

Dear Mr. Vivacqua:

      We issued comments to you on the above captioned filings on March 6, 2008 via the above address and facsimile at 416-352-5218. The telephone number included on your most recent Exchange Act filings, 416368-4060 is no longer in service. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by April 24, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by April 24, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Maureen Bauer at 202-551-3237 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies